Exhibit 99.2

FORM OF NOTICE TO SHAREHOLDERS WHO ARE RECORD HOLDERS

CORNING NATURAL GAS HOLDING CORPORATION

Dear Shareholder:

This notice is being distributed by Corning Natural Gas Holding Corporation (the “Company”) to all holders of record of shares of the Company’s common stock, as of                      , 2016, the record date, in connection with the rights offering (the “Rights Offering”) of the Company’s securities pursuant to subscription rights to all holders of record of shares of the Company’s common stock as of                      , 2016, as described in the Company’s prospectus (the “Prospectus”) dated                      , 2016. Subject to applicable law, each holder will receive one subscription right for each share of common stock owned as of 5:00 pm, New York City time on                      , 2016, the record date, which is referred to as the “basic subscription privilege.” The subscription rights will expire at 5:00 p.m., New York City Time, on                      , 2016, unless extended by the board of directors of the Company (as it may be so extended, the “Expiration Date”).

Each non-transferable subscription right entitles the holder, subject to certain limitations, to purchase either: (i) one-eighth share of the Company’s 6% Series A Cumulative Preferred Stock, par value $0.01 per share, for $25.00 per share (“Series A Cumulative Stock”), or (ii) one-sixth share of the Company’s 4.8% Series B Convertible Preferred Stock, par value $0.01 per share, for $20.75 per share (“Series B Convertible Stock”). The Series A Cumulative Stock and the Series B Convertible Stock will not be listed on any securities exchange.

The subscription rights are not transferable.

If any holders of rights do not exercise their basic subscription privilege in full, then holders of rights will be entitled to exercise an over-subscription privilege, subject to certain limitations and subject to allotment, to purchase a portion of the number of unsubscribed shares of Series A Cumulative Stock or Series B Convertible Stock, if any, at the same subscription price as the basic subscription privilege. A holder must exercise the basic subscription privilege in full in order to exercise the over-subscription privilege. If over-subscription requests exceed the number of shares available, the available shares of Series A Cumulative Stock and Series B Convertible Stock will be allocated pro rata among the holders of subscription rights exercising the over-subscription privilege as described in the prospectus.

The subscription rights are evidenced by subscription rights certificates (the “Subscription Rights Certificate”) registered in the record holder’s name or the name of its nominee. The number of subscription rights to which you are entitled is printed on the face of your Subscription Rights Certificate. You should indicate your wishes with regard to the exercise of your subscription rights by completing the appropriate section on the back of your Subscription Rights Certificate and returning it to:

	By first class mail to: Computershare Trust Company, N.A., Corporate Actions Voluntary Offer, P.O. Box 43011, Providence, RI 02940-3011.

	By express mail or overnight delivery services to: Computershare Trust Company, N.A., Corporate Actions Voluntary Offer, 250 Royall Street, Suite V, Canton, MA 02021.

The following documents:

1.	Prospectus;

2.	Subscription Rights Certificate;

3.	Instructions as to Use of Subscription Rights Certificate; and

4.	A return envelope addressed to the Subscription Agent.

Your prompt attention is requested. To exercise your subscription rights, including any subscription rights you purchased from others, you should properly complete and sign the Subscription Rights Certificate and forward it, with payment of the subscription price in full for each share of Series A Cumulative Preferred Stock or Series B

Convertible Preferred Stock subscribed for pursuant to the basic subscription privilege and the over-subscription privilege to the Subscription Agent, as indicated on the Subscription Rights Certificate and in the Prospectus. The Subscription Agent must receive the properly completed and duly executed Subscription Rights Certificate and full payment before the Rights Offering expires at 5:00 p.m., New York City time, on                  , 2016.

A holder cannot revoke the exercise of its subscription rights. Subscription rights not exercised before the Rights Offering expires at 5:00 p.m., New York City time, on                  , 2016 will expire and have no value. The Company reserves the right to reject any or all subscriptions not properly or timely submitted.

None of the Holding Company, its officers nor its board of directors makes any recommendation to subscription rights holders regarding whether they should exercise any or all of their rights.

Any questions or requests for assistance concerning the Rights Offering should be directed to the Corporate Secretary of the Holding Company, Stanley G. Sleve, telephone: (607) 936-3755, e-mail: jsleve@corninggas.com.

Very truly yours,

Corning Natural Gas Holding Corporation